Exhibit 3.1

Amendment to Amended and Restated Bylaws of EPR Properties
Article XIV of the Amended and Restated Bylaws of EPR Properties is amended and restated in its entirety to read as follows:
ARTICLE XIV
AMENDMENT OF THE BYLAWS
The Trustees shall have the power to alter, amend or repeal any provision of these Bylaws and to make new Bylaws. In addition, the shareholders shall have the power to alter, amend or repeal any provision of these Bylaws and to make new Bylaws.